CoPeace, PBC

Consolidated Financial Statements

As and for the Twelve Months Ended December 31, 2019

COPEACE, PBC

Table of Contents

	Page(s)
Financial Statements:	
Consolidated Balance Sheets	1
Consolidated Statement of Operations	2
Consolidated Statements of Redeemable Series A Preferred Stock and Stockholders' Equity (Deficit)	3
Consolidated Statement of Cash Flows	4
Notes to the Financial Statements	5–14

CoPeace, PBC
Consolidated Balance Sheets

	December 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)
ASSETS		
Current assets:		
Cash	$ 167,760	$ 115,594
Interest receivable	10,800	—
Prepaid expenses	7,469	80,618
Investment in debt security	250,000	
Total current assets	436,029	196,212
Property, plant, and equipment, net	1,355	—
Investment in equity security	40,000	—
TOTAL ASSETS	$ 477,384	$ 196,212
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 2,904	$ 16,559
Accrued expenses	226,298	138,450
Due to related party	681	87,916
Total current liabilities	229,883	242,925
Commitments and contingencies (Note 6)		
Redeemable series A preferred stock, $100 par value; 100,000 shares authorized; 11,366 shares issued, and outstanding at December 31, 2019, and 4,150 shares issued, and outstanding at December 31, 2018	1,142,614	163,112
Subscriptions receivable - redeemable Series A preferred stock	(85,020)	(50,000)
Stockholders' deficit:		
Common stock, par value of $0.001 per share; 400,000 shares authorized 400 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	—	—
Additional paid-in capital	127,291	149,728
Accumulated deficit	(937,384)	(309,553)
TOTAL STOCKHOLDERS' EQUITY	(810,093)	(159,825)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 477,384	$ 196,212

See accompanying notes to financial statements

CoPeace, PBC
Consolidated Statement of Operations
For the Period from January 01, 2019 to December 31, 2019

	For the Twelve Months Ended December 31, 2019 (Unaudited)	For the Twelve Months Ended December 31, 2018 (Unaudited)
Revenue, net	$ —	$ —
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:		
Salaries, benefits, and contract labor	442,775	231,347
Professional fees	81,886	14,384
Selling, general and administrative	113,971	63,162
Total operating expenses	638,632	308,893
Other income (expense):		
Interest and finance charges		(662)
Interest income	10,800	2
Total other income (expense)		(660)
Net Loss	(627,832)	(309,553)
Net loss per share, basic and diluted	$ (1,570)	$ (790)
Weighted average shares used to compute net loss per share, basic and diluted	400	392

See accompanying notes to financial statements

CoPeace, PBC

Consolidated Statements of Redeemable Series A Preferred Stock and Stockholders' Equity (Deficit)
For the Year Ended 12/31/2019

	Redeemable Convertible Preferred Stock		**Subscription**	**Common Stock**		**Additional Paid-in**	**Accumulated**	**Total Stockholders'**
	Shares	**Amount**	**Receivable**	**Shares**	Amount	**Capital**	**Deficit**	**Deficit**
Balance—May 30, 2018 (Inception)	—	$ —	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock to founders	—	—	—	385	—	78,105	—	78,105
Issuance of series A preferred stock	1,500	150,000	(50,000)	—	—		—	—
Issuance of shares of common stock related to compensation	—	—	—	15	—	75,000	—	75,000
Issuance of Series A Preferred Stock for compensation	2,650	9,735	—	—	—	—	—	—
Accrued dividends	—	3,377	—	—	—	(3,377)	—	(3,377)
Net loss	—	—	—	—	—	—	(309,553)	(309,553)
Balance—December 31, 2018	4,150	$ 163,112	$ (50,000)	400	—	$ 149,728	$ (309,553)	$ (159,825)
Issuance of series A preferred shares	9,866	986,600	(85,020)	—	—	—	—	—
Discount on series A Preferred shares	—	(30,560)	—	—	—	—	—	
Paid in capital						-		
Accrued dividends	—	23,462	—	—	—	(22,437)	—	(22,437)
Net loss	—	—	—	—	—	—	(627,831)	(627,831)
Balance—December 31, 2019 (unaudited)	11,366	$ 1,142,614	$ (85,020)	400	$ —	$ 127,291	$ (937,384)	$ (810,093)

See accompanying notes to financial statements

CoPeace, PBC

Consolidated Statement of Cash Flows

	For the Twelve Months Ended 2019 (Unaudited)	For the Twelve Months Ended 2018 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (627,832)	$ (299,818)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	—	3,280
Changes in operating assets and liabilities:		
Interest receivable	(10.800)	—
Prepaid expenses	(7,469)	(80,618)
Accounts payable and accrued liabilities	229,202	155,009
Due to related party	682	—
Net cash used in operating activities	(416,217)	(222,147)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investment in debt security	(250,000)	—
Purchase of investments in equity security	(40,000)	—
Property, plant, and equipment, net	(1,355)	—
Net cash used in investing activities	(291,355)	—
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party	—	87,916
Proceeds from sale of common stock	—	149,825
Proceeds from sale of series A preferred stock,	1,173,174	—
Stock discount	(30,560)	
Subscriptions receivable - redeemable Series A preferred stock	(85,020)	100,000
Additional paid-in capital	127,291	—
Retained earnings (Loss)	(309,553)	—
Net cash provided by financing activities	875,332	337,741
NET INCREASE IN CASH AND CASH EQUIVALENTS	167,760	115,594
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	115,594	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 52,166	115,594
NON-CASH INVESTING & FINANCING ACTIVITIES		
Stock subscription receivable – Series A preferred stock		$ 50,000

See accompanying notes to financial statements

CoPeace, PBC
Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business

CoPeace, PBC (the Company) was formed in 2018 as a Delaware Public Benefits Corporation.

The Company is a Delaware public benefit corporation on a mission to harness responsible and sustainable free enterprise through careful investments that fit established, measured criteria for good. The Company will invest in or otherwise support other organizations that are solving environmental or societal problems, and that are operating in a manner that respects the interests of their respective stakeholders. The Company, which earned Pending B Corp2 status on June 7, 2018, plans to use B Corp themes to guide its investments in early stage and small success entities. As further explained on the B Corp website, B Corps are "for-profit companies certified by the nonprofit B Lab to meet rigorous standards of social and environmental performance, accountability, and transparency.

The Company intends to be a modern holding company investing in and managing businesses the Company believes will be profitable and that additionally provide measured good works and impact across a variety of issue areas. The Company plans to leverage the experience of its management in marketing and media to build bold and creative marketing campaigns, utilizing complementary strategies and stories among and between its portfolio holdings ("Portfolio Holdings") where applicable, and to build cooperative success among its Portfolio Holdings. The Company intends to methodically grow its holdings, starting in the 1st quarter of 2019. Several potential Portfolio Holdings are in the process of being evaluated, initially focusing on opportunities surrounding issues of climate change, economic inequality, and clean technology, and other opportunities consistent with the mission of the Company. During Jul6 2019, subsequent to the end of the period, the Company acquired CoPeace Finance, LLC, a wholly-owned operating subsidiary.

Note 2. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. As of December 31, 2019, and December 31, 2018, the company had a net loss of $627,832 and $309,553, respectively. Our cash of approximately $167,760 as of December 31, 2019, is not sufficient to absorb our operating losses. Our ability to continue as a going concern is dependent upon our generating profitable operations in the future and/ or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management believes that (a) we will be successful obtaining additional capital and (b) actions presently being taken to further implement our business plan and generate additional revenues and our ability to raise additional revenues provide opportunity for the company to continue as a going concern. While we believe in the viability of our strategy to generate additional revenues and our ability to raise additional funds, there can be no assurance to that effect. Accordingly, there is substantial doubt about our ability do continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Our business, results of operations and financial condition may be adversely affected by pandemic infectious diseases, particularly the recent novel coronavirus strain known as COVID-19. Pandemic infectious diseases, such as the current COVID-19 strain, may adversely impact our business, consolidated results of operations and financial condition. The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The extent to which COVID-19 impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response. COVID-19, as well as measures taken by governmental authorities to limit the spread of this virus, may interfere

with the ability of our employees, and other business providers to carry out their assigned tasks or services at ordinary levels of performance relative to the requirements of our business, which may cause us to materially curtail certain of our business operations. We require additional funding and such funding may not be available to us as a result of contracting capital markets resulting from the COVID-19 pandemic. Any of these events could materially adversely affect our business, financial condition, results of operations and/or stock price.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification.

Prepaid Offering Costs

Prepaid offering costs include legal retainers and costs related to the Company's stock offering.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of the Financial Accounting Standards Board, or the FASB, Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

GAAP defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using an estimated fair value hierarchy which requires the Company to the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's

classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1 — Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and
- Level 3 — Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's balance sheets include the following financial instruments: cash, investments, and accounts payable. We consider the carrying values of our short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

Assets measured at fair value on a recurring basis as of December 31, 2019 are summarized below:

		Fair Value Measurement		
	Total	Level 1	Level 2	Level 3
Investment in debt security	$ 250,000	$ -	$ -	$ 250,000
Fair value at December 31, 2019	$ 250,000	$ -	$ -	$ 250,000

Any change in fair value of the investment in debt security is recorded in net income in the period in which the change occurs.

Stock-Based Compensation

Stock-based compensation awards, including restricted stock awards, are recorded at estimated fair value on the awards' grant date, based on estimated number of awards that are expected to vest. The grant date fair value is amortized on a straight-line basis over the time in which the awards are expected to vest, or immediately if no vesting is required. Share-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the share-based payments whichever is more readily determinable. The fair value of restricted stock awards is based on the fair value of the stock underlying the awards on the grant date as there is no exercise price.

Segments

Management has determined that it currently operates in one segment. The Company's chief operating decision maker reviews financial information on a consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

Revenue Recognition

The Company has adopted ASC 606. The Company currently recognizes revenue from two investments and accrues interest and dividends from those investments as earned. In the future the Company anticipates additional investments and plans to eventually own and manage operations directly. Upon obtaining revenues from those anticipated operations, the Company will apply the requirements of ASC 606 to those operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, *Revenue Recognition-Construction-Type and Production-Type Contracts*. ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date* ("ASU 2015-14"), which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for the Company in the first quarter of 2019. The Company may adopt the new standard under the full retrospective approach or the modified retrospective approach. The Company intends to apply the modified retrospective approach upon adoption in the first quarter of 2019. The new standard will not impact the Company's revenue. The new standard will not have a material impact on the timing or classification of the Company's cash flows as reported in the Consolidated Statement of Cash Flows and is not expected to have a significant impact on the Company's Consolidated Statement of Operations.

In February 2016, the FASB issued ASU 2016-02, as a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance, ASC 840, Leases. ASU 2016-02 creates a new Topic, ASC 842, Leases. This new Topic retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The ASU is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. The Company does not currently have any leases and therefore there will be no impact to the financial statements.

In July 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which among other things, these amendments require the measurement of all expected credit losses of financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of the pronouncement.

In June 2016, the FASB issued ASU 2016-13, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. We are currently evaluating the impact of adopting ASU 2016-13 on the Company's financial statements.

Note 4. Investments

Investment in Debt Security

Under terms of a note purchase agreement dated November 10, 2017, on February 28, 2019, the Company purchased a debt security from a privately-held company in the form of a convertible promissory note (the "Note") for $250,000. The Company's investment in the Note has been classified as a trading security. The Note is convertible into shares of preferred stock of the issuer in the event of a Qualified Financing (as defined in the Note), earns interest at a rate of 4% per annum and has a maturity date of December 31, 2019. The Company plans to extend the maturity date to December 31, 2020. The Company's investment in the Note is measured at fair value and the change in fair value, if any, is reported in net income in the period the change occurs. At December 31, 2019, the fair value of the Company's investment in the Note was $250,000 and, as of that date, no change in fair value has been recorded in net income.

Investment in Equity Security

Under terms of a preferred share purchase agreement entered into as of March 4, 2019, the Company has agreed to purchase up to 122,250 shares of preferred stock from a privately-held company (the "issuer") at an aggregate purchase price of $1,500,000. The Company's CFO also serves in the same capacity of the issuer. Purchases of the preferred stock are to be made on certain milestone dates through September 30, 2020. As of December 31, 2019, the Company had purchased 3,260 shares of preferred stock at an aggregate purchase price of $40,000. The Company may make subsequent purchases of up to 120,620 shares of Preferred Stock at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,480,000 aggregate purchase price). The Company's investment in the preferred stock is measured at cost, less any impairment. As of December 31, 2019, no impairment had been recorded on this investment.

The preferred stock may be converted into ordinary shares of the issuer at any time. The number of ordinary shares into which the preferred stock can be converted is determined by dividing the applicable original purchase price by the conversion price in effect at the time of conversion. Immediately prior to either (a) the closing of the sale of ordinary shares of the issuer in an initial public offering or (b) by the vote or written consent of the holders of at least a majority of the voting power of the issued and outstanding shares of preferred stock, all outstanding shares of preferred stock shall automatically be converted into ordinary shares of the issuer, at the then effective conversion rate. Additionally, the Company's conversion rights terminate in the event of a liquidation event (as defined).

The preferred stock entitles the Company to vote, on any matter presented to shareholders of the issuer, the number of votes equal to the number of ordinary shares into which the preferred stock is convertible as of the record date for determining shareholders entitled to vote on such matter.

The preferred stock entitles the Company to be paid dividends, when declared by the board of directors of the issuer, on shares of any other class or series of share capital of the issuer distributed among the holders of preferred stock and ordinary shares of the issuer, ratably, on an as-converted basis.

In the event of a liquidation event (as defined) or dividend distribution as part of a liquidation event, the preferred stock entitles the Company to be paid out of the proceeds available for distribution to shareholders of the issuer before any payment shall be made to the holders of ordinary shares or any other shares ranking on liquidation junior to the preferred stock.

Note 5. Related Parties

The Company's CEO and director advanced the Company $681 and 87,916 to fund the Company's short-term needs as of December 31, 2019 and December 31, 2018, respectively. These advances do not have a stated interest rate or maturity.

On July 1, 2019, the Company acquired CoPeace Finance, LLC from the Company's CEO in exchange for $100 in consideration. CoPeace Finance, LLC has not commenced operations. It is anticipated this entity will enter into financing arrangements with the Company's investments.

Note 6. Commitments and Contingencies

Commitments

The Company may make subsequent purchases of up to 120,620 shares of Preferred Stock at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,480,000 aggregate purchase price).

Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company.

The Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

Note 7. Equity

Common Stock

The Company's has authorized 400,000 shares of Common Stock, with a par value of $0.001 per share, and has 400 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively.

Series A Preferred Stock

The Company's has authorized 100,000 shares of Series A Preferred Stock, with a par value of $100 per share. The Company had 11,366 and 1,500 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively.

The below table represents the transactions for the balance of redeemable Series A preferred stock:

Transaction Type	Quantity (Shares)	Valuation ($)
Transactions from May 30, 2018 (Inception) to December 31, 2018		
Sale of restricted stock	1,500	$ 150,000
Issuance of stock for compensation	2,650	9,735
Accrued dividends	—	3,377
Redeemable Series A preferred stock as of December 31, 2018	4,150	$ 163,112
Transactions from December 31, 2018 to December 31, 2019		
Sale of restricted stock	9,866	956,020
Discount on series A preferred stock		(30,580)
Accrued dividends	—	23,462
Redeemable Series A preferred stock as of December 31, 2019	$ 11,366	$ 1,112,014

For the twelve months ended December 31, 2019, the Company had the following transactions related to its series A preferred stock:

Transaction Type	Quantity (Shares)	Valuation ($)	Range of Value per Share
Sale of restricted stock	9,866	$ 986,600	$ 100.00
Total	9,866	$ 986,600	$ 100.00

During the twelve months ended December 31, 2019, the Company issued 9,688 shares of Series A preferred stock for $956,020. The Company had expenses of $115,617 related to the sale of restricted stock. As of December 31, 2019, the Company was owed $85,020 for 878 of the shares.

The Series A Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The

Series A Preferred Stock is redeemable at the option of the holder for cash in the event of a change of control. Each share of our Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock).The "Liquidation Value" is calculated by taking the base conversion price of $100 and adjusting it for any stock splits, stock dividends, recapitalization, or similar transaction that effected the Series A Preferred Stock and adding all accrued, unpaid dividends on each share (whether declared or not). Series A Preferred Stock accumulated at a return of 4.5% through April 2019. During May 2019 the Company amended the Articles of Incorporation to adjust the rate of return to 5%. As of December 31, 2019, and December 31, 2018, the Company has accrued $23,462 and $3,377, respectively.

Series B Preferred Stock

The Company has authorized 50,000 shares of Series B Preferred Stock, with a par value of $120 per share, and has no issued or outstanding shares. During May 2019 the Company amended the Articles of Incorporation to adjust the par value from $100 per share to $120 per share.

The Series B Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series B Preferred Stock accumulates a return of 3%.

Note 8. Stock-Based Compensation

In June 2018, the Company issued each of the two founders of the Company eight shares each of restricted stock with a grant date value of $1,640, each based upon an independent valuation of the common stock on the date of issuance. These shares of restricted stock vested in full on the date of the grant.

Note 9. Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during each period. There was no dilutive effect for the outstanding potentially dilutive securities for the twelve months ended December 31, 2019 and the period December 31,2018, as the Company reported a net loss for both periods. There were no potentially dilutive securities.

The following table sets forth the computation of the Company's basic and diluted net loss per share for the periods presented:

	For the Twelve Months Ended December 31, 2019	For the Twelve Months Ended December 31, 2018
Net loss	$ (627,832)	$ (299,818)
Weighted average common shares used in computing net loss per share, basic and diluted	400	392
Net loss per share, basic and diluted	$ (1,570)	$ (765)

Diluted net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. The Company uses the treasury stock method to determine whether there is a dilutive effect of outstanding potentially dilutive securities, and the if-converted method to assess the dilutive effect of the convertible notes.

There was no dilutive effect for the outstanding awards for the twelve months ended December 31, 2019 and December 31, 2018, as the Company reported a net loss for both periods.

Note 10. Subsequent Events

The continued spread of the COVID-19 pandemic is affecting the United States and global economies and may affect the Company's operations and those of third parties on which the Company relies. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of potential impacts on its business and financing. However, these effects could have a material impact on the Company's liquidity, capital resources, operations, and business and those of the third parties on which we rely.

On May 4,2020, the Company received loan proceeds in the amount of approximately $71,755 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions of forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.